ANNUAL REPORT | 2008











NEOGEN CORPORATION

A MISSION THAT MATTERS

Dedicated to Food and Animal Safety









CONTENTS

THE MISSION OF NEOGEN CORPORATION IS TO BE THE DOMINANT COMPANY IN THE DEVELOPMENT AND MARKETING OF SOLUTIONS FOR FOOD AND ANIMAL SAFETY

FINANCIAL HIGHLIGHTS

Amounts in thousands, except per share

Years Ended May 31,	2008	2007	2006	2005	2004
Operations:					
Total Revenues	$ 102,418	$ 86,138	$ 72,433	$ 62,756	$ 55,498
Food Safety Sales	57,664	47,165	34,922	28,156	27,567
Animal Safety Sales	44,754	38,973	37,511	34,600	27,931
Operating Income	18,019	13,504	10,805	7,452	6,144
Net Income	$ 12,098	$ 9,125	$ 7,029	$ 4,929	$ 4,202
Basic Net Income Per Share*	$ .84	$ .66	$ .57	$ .41	$ .35
Diluted Net Income Per Share*	$ .81	$ .64	$ .55	$ .39	$ .34
Average Diluted Shares Outstanding*	14,999	14,162	12,686	12,531	12,350

*Restated for the years 2004–2007

TOTAL REVENUES
(DOLLARS IN THOUSANDS)


$120,000
100,000
80,000
60,000
40,000
20,000
0
2004
2005
2006
2007
2008

NET INCOME
(DOLLARS IN THOUSANDS)


$14,000
12,000
10,000
8,000
6,000
4,000
0
2004
2005
2006
2007
2008

TOTAL ASSETS
(DOLLARS IN THOUSANDS)


$130,000
110,000
90,000
70,000
50,000
30,000
0
2004
2005
2006
2007
2008

In thousands

May 31,	2008	2007	2006	2005	2004
Financial Strength:					
Cash and Cash Equivalents	$ 14,270	$ 13,424	$ 1,959	$ 1,972	$ 1,696
Working Capital	54,495	41,060	26,252	22,644	20,619
Total Assets	126,357	105,284	88,290	63,884	59,975
Long-Term Debt	–	–	9,955	–	3,900
Stockholders' Equity	111,248	91,945	65,424	56,623	50,617



James Herbert
Chairman and CEO

A MESSAGE FROM MANAGEMENT

To Our Stockholders, Employees, and Friends,

When we announced to the world 26 years ago that our mission was to build a company to provide food and animal safety solutions, few people could have foreseen the far-reaching impact of that mission. Today, that mission matters more than ever to food producers, processors, and consumers around the world.

As the importance of our mission has grown, we have succeeded in building a company that continues to grow in importance to our customers, stockholders, and employees. Neogen's revenues increased 19% for our 2008 fiscal year to surpass $100 million for the first time, recording revenues of $102,418,000. The last quarter was the 65th in the past 70 quarters that we recorded increased revenues as compared with the previous year—a record that now spans over 17 years.

Net income for the year was $12.1 million, a 33% increase compared to last year's $9.1 million. This equated to earnings per share of $0.81 as compared to $0.64 last year.

Stock Dividend Declared

The strong growth over the past few years allowed Neogen to reward shareholders with a stock dividend that became effective last September. A 3-for-2 stock split increased the total number of shares by 4,700,000. At year-end, Neogen had 14,999,000 fully diluted shares.

Balance Sheet Strong

Neogen generated $7.9 million in cash from operations during FY '08. Even after financing two acquisitions, the company ended the year with $14.3 million in cash. Neogen also continued its solid growth in shareholder value, as shareholder equity increased by 21% for the year.

OPERATING INCOME
(DOLLARS IN THOUSANDS)



$21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
2004
2005
2006
2007
2008

International Revenue Impressive

As food and animal safety are now clearly worldwide concerns, we believe that two-thirds of our total market potential lies outside the U.S. In FY '08 we succeeded in growing international revenues on pace with our U.S. sales, deriving 38% of our total revenues from sales into approximately 100 countries.

Our Scotland-based Neogen Europe subsidiary continued to expand, with sales growth of 36%. A few days after year-end, Neogen formed a new subsidiary in Mexico, Neogen Latinoamérica. We expect this move will enable us to better penetrate the important Mexican and Central American markets.

Both Divisions Solid

Neogen manages its businesses as two divisions: Food Safety and Animal Safety. However, the distinction is often blurred as a significant portion of Animal Safety's objectives could be viewed as Food Safety back inside the farm gate.

Neogen's Food Safety segment led the company's FY '08 revenue increase with sales up 22% to $57.7 million. This growth was spread across almost all product lines, and since there were no acquisitions in the food safety area during the year, was entirely organic.

Sales of Neogen's Soleris™ optical microbial detection technology had its second consecutive strong year with sales growth of nearly 37%. This technology is enjoying widespread acceptance by customers in the dairy, meat, dressings, and nutraceutical markets to aid in rapid detection of spoilage organisms (e.g., yeast and mold).

Our Acumedia® subsidiary, which manufactures and markets dehydrated culture media used in the production of vaccines and to detect microorganisms, also had an outstanding year with sales growth of 35%.

Detecting drug residues continues to be a strong focus for the company, across our food and animal safety divisions. Our group of dairy antibiotic tests enjoyed another favorable year with sales growth of 25%.

An independent study indicates that based on the number of instruments sold during the past three years, Neogen's AccuPoint® product line has outpaced all of our competitors—combined. AccuPoint is used by many food processors and food retailers to monitor general sanitation.

Revenues from the company's Animal Safety Division grew 15% in the 2008 fiscal year to $44.8 million. In addition to this division's solid line of diagnostic test kits, it also produces and markets a number of intervention products. These products range from injectable vitamins and vaccines, to rodenticides and disinfectants that are used to aid in animal safety back inside the farm gate.

The division's veterinary instrument group continued the steady growth it has exhibited for the past several years. Animal Safety growth was aided by the successful integration of two acquisitions during the year that helped strengthen its position as the major supplier of detectable hypodermic needles, and added bovine hoof care and surgical products.

Growth Strategy Continues

Neogen's growth strategy continues to be focused on developing new products for our existing customer base, making strategic acquisitions to provide new products, and gaining market share from competitors. All were in play during FY '08.

Early in the year, Neogen completed the acquisition of Kane Enterprises, a South Dakota manufacturer and marketer of animal health products. As a "bolt-on" acquisition, Kane's operations were relocated and integrated into Neogen's existing manufacturing and marketing groups.

In December, Neogen acquired the assets of Rivard Instruments of Winnipeg, Canada, settling lengthy patent litigation between the two companies. The patents previously owned by the two firms, but now owned entirely by Neogen, protect the manufacturing and marketing of detectable hypodermic needles specifically designed to reduce breakage during animal injections.This acquisition now places Neogen in a dominant position with patents in more than 30 countries.

In June, one month after ending FY '08, Neogen successfully acquired a disinfectant and cleaner product line from DuPont. This marked the 14th acquisition for Neogen in the past seven years.

We expect these disinfectant and cleaning products to provide meaningful sales during FY '09, and combined with our rodenticides, strengthens our strategy of providing biosecurity solutions for the farm market.

STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)


$120,000
100,000
80,000
60,000
40,000
20,000
0
2004
2005
2006
2007
2008

R&D is Significant

As worldwide concern for both food and animal safety grows, the opportunity for new products becomes more pronounced. Several new products were introduced by Neogen's R&D team during FY '08, and a considerable number of new projects were initiated. At year-end, Neogen announced its intention to double its research and development efforts for FY '09 by hiring 23 additional R&D scientists.

Milepost, Not a Goalpost

Though reaching the goal of over $100 million in revenue was an important accomplishment, management views this achievement as a milepost as we set a new goal to double those revenues. We view this new goal with a great amount of confidence for several reasons.



Lon Bohannon
President and COO

First, our mission is one that does matter, and is on target. Our markets will continue to grow with some third party studies projecting food and animal safety opportunities to increase in the double-digit range annually over the next five years. The second confidence builder is the fact that the world has truly become smaller. Consumer demand and better distribution logistics will continue to draw the world's consumers and suppliers closer together—resulting in even greater challenges for food safety.

Another confidence builder relates to production economics. As food costs increase around the world, there will be continual pressure to reduce those production costs. This is already resulting in larger production units and extensive mechanization. Over the past year, we have not only seen consumers suffer injury because of poor food quality, but we have seen a number of food producers suffer significant financial losses that threaten their very existence.

Another reason for our confidence is based on our track record. We believe Neogen has established traction with both its products and marketing strategies. Since 2000, the company has enjoyed a compound annual growth rate of 20%. With a trained and dedicated employee group now approaching 500, and experienced management staff providing stable leadership, Neogen is distinctly positioned to capitalize on the opportunities that lie ahead.

It is easy to be confident about the future when you have a mission that matters.

James L. Herbert
Chairman and CEO

Lon M. Bohannon
President and COO



Today's food and animal production industries need **innovative** safety **solutions** that can keep pace with their growing production efficiencies.

A MISSION THAT MATTERS.

The mission of Neogen Corporation is to be the dominant company in the development and marketing of solutions for food and animal safety.

We live in an age of unprecedented global change. Advances in science and technology have resulted in dramatic improvements in food and animal production efficiency. Veterinary science has succeeded in significantly raising the quality of life for virtually all companion animals. Worldwide food distribution systems are nothing short of extraordinary in their ability to move products around the world in just a few short days.

But, these same technological advances have also contributed to a growing problem of widespread contamination associated with food and animal production. Gone are the days when inadvertent contamination would be limited to a small geographic region, adversely affecting a relative few humans or animals. Each foodborne illness outbreak, or accidental contamination of food or animal feed supplies, can now impact thousands of humans or animals, and carry an associated economic cost measured in the millions of dollars.

Today's recalls often affect vast amounts of product and cover wide geographic territories, at times including multiple countries. In just one recall within the past year, a staggering 143 million pounds of beef were recalled due to the potential for *E. coli* contamination. Just over a year ago, hundreds of brands of pet food, contaminated with melamine, were recalled after being implicated in the death of hundreds of pets. More recently, fresh-cut vegetables contaminated with *Salmonella* have sickened more than 1,000 and cost tomato and pepper producers an estimated hundreds of millions of dollars.

With today's expanding population, and a strong motivation to limit the cost of food and feed products, we simply can't go back to the days of solely eating locally produced foods to limit the risk of these widespread outbreaks. Today's food and animal production industries need innovative safety solutions that can keep pace with their growing production efficiencies.

Neogen's mission has uniquely positioned the company to prosper providing the exact solutions needed for today's safety challenges that originate inside the farm gate, or anywhere throughout the production and distribution process.

Neogen's mission matters now more than ever.




DC&R

Disinfectants
Livestock and food producers use Neogen's comprehensive line of disinfectants and cleaners to help eliminate the threat of the spread of dangerous bacteria, viruses and fungi.

Disinfectants and cleaning products. Neogen's comprehensive list of over 30 preventative disinfectants and cleaning products offer poultry, swine and dairy producers and veterinary clinics a one-stop source of critical supplies. Stopping a bacterial, viral, or fungal outbreak before it can start is a critical goal in food and animal safety.

Rodenticides. Neogen's proven line of rodenticides is used for effective control of rodent infestations and complements our disinfectants as a critical component of an overall biosecurity program. Rats and mice remain a serious threat to compromise the quantity and quality of food and feedstuffs, and are common vectors in the spread of disease.

Veterinary instruments and supplies. Neogen's Ideal® Instruments subsidiary, founded in 1931, maintains a leadership role in the development of precision

NEOGEN'S FOOD AND ANIMAL SAFETY SOLUTIONS


BetaStar

BetaStar®
Milk producers use Neogen's simple BetaStar tests to protect consumers from the hazards of excessive dairy antibiotics in milk.

veterinary drug delivery instruments to help minimize drug residues that might otherwise find their way into meat and milk supplies. Neogen's line of patented detectable needles greatly lessen the chance that a broken needle would ever arrive on a dinner plate in a beef or pork roast. During 2008, Neogen continued to expand market penetration with major farm and ranch retailers and large animal production units through the addition of more than 100 different products.

Veterinary performance and companion animal products. Neogen's animal safety efforts extend from food animal to performance and companion animals. The company manufactures and markets pharmaceuticals, vaccines, and diagnostic products to the worldwide animal safety market. The company's equine health line includes a proven, safe immunostimulant used to boost the immune response of horses to help combat respiratory ailments. One of our vaccines has protected thousands of horses against botulism.

Drug residue diagnostics. Neogen is a leader in the development of diagnostic tests for the detection of drugs in animals, and animal products intended for human consumption. These tests are used to ensure the integrity of the animal racing industry, and protect consumers from ingesting dangerous levels of drug residues. For example, Neogen's BetaStar® test protects consumers from ingesting violative levels of antibiotics in milk. Beta lactams are used in the dairy industry to combat a common infection, bovine mastitis. The company's launch of its new test for the tetracyclines group of dairy antibiotics adds to its leadership role.

Natural toxins diagnostics. Neogen's venerable line of tests for mycotoxins in grains and animal feeds help protect the health of poultry, swine, and dairy cattle—and the quality and safety of the food products derived from numerous commodity grains. Neogen's broad line of innovative tests has earned more prestigious third-party approvals than any of its competitors. These simple and quick diagnostics, and their



Aflatoxin
DON

Natural Toxins

Grain processors use Neogen's comprehensive line of natural toxin test kits, including tests for aflatoxin, DON and fumonisin, to ensure that their food and animal feed products do not contain a dangerous level of naturally occurring toxin.



AccuPoint

Food processors, both large and small, use Neogen's AccuPoint Sanitation Monitoring System to ensure that their production facilities are clean—an important safeguard against contamination.


soleris

Soleris™
Nutraceutical and food producers use Neogen's Soleris optical microbial detection system to detect spoilage microorganisms, such as yeast and mold, to help protect the quality and safety of their products.

precursors, have been used for more than 20 years to protect the safety and quality of many products destined for human or animal consumption.

Foodborne pathogen diagnostics. The company's tests for dangerous bacteria, including *E. coli* 0157:H7, *Salmonella*, and *Listeria*, are market leaders because of their speed, accuracy, ease of use, and Neogen's dedicated support staff of microbiologists. Neogen's tests help food producers protect their brands, and reputation, from possibly the biggest risk they face in the marketplace—shipping products tainted with a known pathogen.

Spoilage organism diagnostics. While product contaminated with spoilage organisms, such as yeast and mold, do not carry consequences of the severity of pathogen contamination, spoilage organisms can drastically shorten product shelf-lives, and produce a variety of unwanted food safety problems.



Acumedia™
Neogen's Acumedia dehydrated culture media are precisely blended to promote the growth of specific bacteria and detect dangerous pathogens. Current industry markets include food and beverage, pharmaceutical, clinical, cosmetics, veterinary and academic research.

Neogen's Soleris technology is now used by 200 of the world's largest food and nutraceutical manufacturers to detect spoilage organisms in a fraction of the time needed for traditional testing methods.

Food allergen diagnostics. Since their introduction 10 years ago, Neogen's rapid tests for food allergens have set the standard for simple and quick detection of these potentially dangerous residues. The company has developed tests for milk, egg, peanut, almond, gliadin, soy, and hazelnut. While many consumers would be unaffected by the unintentional, unlabeled inclusion of one of these food allergens in a product, millions of food allergic people worldwide face dire consequences should they accidentally ingest a food allergen residue.

Seafood diagnostics. Seafood producers rely on Neogen's rapid histamine and sulfites detection tests to keep tainted product from reaching consumers. Histamine is produced in certain species, including tuna, if they are not refrigerated properly following harvest. Ingestion of high levels of histamine causes scombroid poisoning, which can be fatal. Sulfites, which are used on shrimp to keep them fresh, can cause a dangerous allergic reaction if ingested in a sufficient quantity.

Traditional microbiology growth media. Neogen's Acumedia subsidiary is an internationally recognized producer of growth media for the broad and varied dehydrated culture media marketplace. Uses of Acumedia vary from diagnostic testing, to the production of beneficial microorganisms for industrial and commercial applications.

Sanitation diagnostics. Neogen's market-leading AccuPoint sanitation monitoring system gives food processors, food service, beverage industries and quality control professionals an invaluable tool. The test requires minimal training, and just a few seconds, to determine if a surface has been sufficiently cleaned to minimize the risk for subsequent contamination.

Neogen's mission has driven the company to a remarkable record of growth in its 26-year history. As the world's food and animal producers continue their mission to provide their customers with more and better products, Neogen's mission to supply its customers unique food and animal safety solutions will matter even more **tomorrow** than it does **today**.



D3 Detectable Needles™
Beef and pork producers use Neogen's uniquely strong and detectable veterinary needles to ensure that broken needles do not reach the dinner table.

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. Neogen Corporation's management does not provide forecasts of future financial performance. While management is optimistic about the Company's long-term prospects, historical financial information may not be indicative of future financial results.

Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, that could cause Neogen Corporation's results to differ materially from those indicated by such forward-looking statements, including those detailed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition, any forward-looking statements represent management's views only as of the day this Report on Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies reflect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is generally at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Accounts Receivable Allowance

Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information, such as changes in overall changes in customer credit and general credit conditions. Actual collections can differ from historical experience, and if economic or business conditions deteriorate significantly, adjustments to these reserves could be required.

Inventory

A reserve for obsolescence is established based on an analysis of the inventory taking into account the current condition of the asset as well as other known facts and future plans. The amount of reserve required to record inventory at lower of cost or market may be adjusted as conditions change. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Valuation of Intangible Assets and Goodwill

Management assesses goodwill and other non-amortizable intangible assets for possible impairment on no less often than an annual basis. This test was performed in the fourth quarter of fiscal 2008 and it was determined that no impairment exists. There was also no impairment indicated for 2007 or 2006. In the event of changes in circumstances that indicate the carrying value of these assets may not be recoverable, management will make an assessment at any time. Factors that could cause an impairment review to take place would include:

- Significant under performance relative to expected historical or projected future operating results.
- Significant changes in the use of acquired assets or strategy of the Company.
- Significant negative industry or economic trends.

When management determines that the carrying value of definite-lived intangible assets may not be recoverable based on the existence of one or more of the above indicators of impairment, the carrying value of the reporting unit's net assets is compared to its fair value using projected discounted cash flows of the reporting unit using a discount rate commensurate with the risk inherent in the Company's current business model. If the carrying amounts of these assets are greater than their fair value, such assets are reduced by the estimated shortfall of fair value to recorded value. Changes to the discount rate or projected cash flows used in the analysis can have a significant impact on the results of the impairment test.

Equity Compensation Plans

Financial Accounting Standards Board Statement No. 123(R), "Share-Based Payment", (SFAS 123(R)) addresses the accounting for share-based employee compensation and was adopted by the Company on June 1, 2006 utilizing the modified retrospective transition method. Further information on the Company's equity compensation plans, including inputs used to determine fair value of options is disclosed in Note 6 to the consolidated financial statements. SFAS 123(R) requires that share options awarded to employees and shares of stock awarded to employees under certain stock purchase plans are recognized as compensation expense based on their fair value at grant date. The fair market value of options granted under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model using assumptions for inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data. Some of the inputs used are not market-observable and have to be estimated or derived from available data. Use of different estimates would produce different option values, which in turn would result in higher or lower compensation expense recognized.

To value options, several recognized valuation models exist. None of these models can be singled out as being the best or most correct one. The model applied is able to handle some of the specific features included in the options granted, which is the reason for its use. If a different model were used, the option values would differ despite using the same inputs. Accordingly, using different assumptions coupled with using a different valuation model could have a significant impact on the fair value of employee stock options. Fair value could be either higher or lower than the ones produced by the model applied and the inputs used.

RESULTS OF OPERATIONS

Executive Overview

On an overall basis, the 2008 fiscal year had a 19% revenue increase in comparison with the fiscal year ended May 31, 2007, as a result of revenue increases in both of the Company's operating segments. A portion of the revenue increase came from the Company's August 2007 acquisition of Kane Enterprises and the December 2007 acquisition of Rivard Instruments. Revenue from continuing product sales increased by 13%. This continuing product growth came as a result of the further implementation of sales and marketing plans and continuing recognition of the ease of use and beneficial results from the Company's products. Gross margins increased by 25 basis points to 52% for the year and net income was up 33% to $12,098,000. These increases resulted principally due to sales gains translating to greater absorption of fixed costs, changes in product mix, the current year effect of reorganizations completed in past years and continued strong control of costs. Operating expenses decreased from 36% to 34% of revenues in fiscal 2008.

REVENUES

	Twelve Months Ended				
(dollars in thousands)	**May 31, 2008**	Increase/(Decrease)	May 31, 2007	Increase/(Decrease)	May 31, 2006
Food Safety:					
Natural Toxins, Allergens & Drug Residues	**$ 29,036**	15%	$ 25,238	52%	$ 16,633
Bacterial & General Sanitation	**16,866**	24%	13,623	35%	10,115
Dry Culture Media & Other	**11,762**	42%	8,304	2%	8,174
	$ 57,664	22%	$ 47,165	35%	$ 34,922
Animal Safety:					
Life Sciences & Other	**$ 5,567**	13%	$ 4,922	6%	$ 4,622
Vaccine	**2,197**	(25%)	2,938	6%	2,768
Rodenticides & Disinfectants	**10,318**	(6%)	10,926	3%	10,651
Veterinary Instruments & Other	**26,672**	32%	20,187	4%	19,470
	44,754	15%	38,973	4%	37,511
Total Revenues	**$ 102,418**	19%	$ 86,138	19%	$ 72,433

Within the Food Safety Segment, Natural Toxins, Allergens and Drug Residue sales were up 15% in fiscal year 2008 in comparison with sales in 2007 following an increase of 52% in the prior year. FY 2008 increases were broad based and resulted from deeper market penetration in both US and International markets. A significant portion of the increase in this category in 2007 resulted from sales of products acquired in December 2005. Exclusive of the dairy antibiotic testing products, Natural Toxins and Allergens revenues increased in 2007 by 16% in comparison with the 2006 fiscal year. Increases in diagnostic test kit sales to detect naturally occurring toxins such as aflatoxin continue to be realized due to superior technologies and marketing by the Company.

Sales of Bacterial and General Sanitation products, including the sales of products contributed by the acquisition of Centrus International in February 2006, increased by 24% in fiscal year 2008 in comparison with fiscal year 2007 and increased by 35% from fiscal year 2007 to 2006. Sales of the AccuPoint ATP general sanitation test continued to gain momentum domestically and internationally throughout fiscal year 2008 and 2007 following a move from an outside supplier of ATP product to a more user friendly and stable internally produced product with improved margins. The Centrus acquisition added 40% to sales increases of existing products in fiscal year 2008.

Dehydrated culture media and other sales increased by 42% in 2008 and by 2% in 2007. The 2008 increase came as a result of increased market penetration both domestically and internationally. The Company's focus on customer service and resolution of customer operating problems has resulted in sales increases in each fiscal year. Acumedia experienced gains in the sales for scientific related uses and experienced gains within the products for detection of *E. coli* in water.

Within the Animal Safety Segment, sales of life science and other products increased by 13% in fiscal year 2008 in comparison with 2007 and by 6% in 2007 in comparison with the 2006 fiscal year. Increases in 2008 were due to new direct international customers and instrument placements for forensic customers. Sales of forensic drug tests, TMB Substrates and diagnostic research kits each contributed to the sales growth as the Company continues to add business from the existing customer base as well as by adding new customers.

Vaccine product sales decreased by 25% in 2008 in comparison with 2007 after having experienced a 6% increase in fiscal 2007 in comparison with 2006. This fluctuation was due to the timing of purchases by key domestic and international distributors.

Sales of Hacco rodenticides and Hess and Clark disinfectants decreased 6% in fiscal year 2008 following an increase of 3% in fiscal 2007. Rodenticide revenue decreases in 2008 were due to cyclical downturns in the rodenticide market. In general, mild and dry weather conditions in the western United States have led to fewer infestations in 2008 and 2007. Internationally, sales of rodenticide products were up 24%.

Veterinary instruments and other sales increased in 2008 by 32% and increased by 4% in 2007. Fiscal year 2008 increases in Ideal Instrument veterinary product sales and sales of products obtained in the Kane acquisition were offset by declines in revenues related to equine supplements, certain wound care and other products. In 2007 increases were driven by 9% increase in sales of veterinary instruments.

COST OF GOODS SOLD

(dollars in thousands)	**2008**	**Increase**	2007	Increase	2006
Cost of Goods Sold	**$ 49,185**	**18%**	$ 41,575	17%	$ 35,427

Cost of goods sold increased by 18% in 2008 and by 17% in 2007 in comparison with the prior year. This compares against a 19% increase in revenues in 2008 and in 2007. Expressed as a percentage of revenues, cost of goods sold was 48%, 48% and 49% in 2008, 2007, and 2006, respectively. Overall margins in 2006 were affected negatively by costs related to relocation of operating facilities then located in Baltimore to Lansing.

Food Safety gross margins were 63%, 60% and 59% in 2008, 2007 and 2006, respectively. Changes in margins between periods relate primarily to changes in product mix. Margins improved from 2007 as the effects of efficiencies resulting from investments in manufacturing facilities and the change to automate the manufacture the ATP product.

Animal Safety gross margins were 38%, 41% and 43% in 2008, 2007 and 2006, respectively. Changes in margins between periods relate primarily to product mix. Gross margins in this segment were also adversely affected by a fall in rodenticide margins resulting from cost increases that have not yet been fully reflected in sales prices.

OPERATING EXPENSES

(dollars in thousands)		**2008**	**Increase**		2007	Increase		2006
Operating Expenses:								
Sales and Marketing	**$**	**20,648**	**12%**	$	18,463	17%	$	15,799
General and Administrative		**10,927**	**17%**		9,301	25%		7,414
Research and Development		**3,639**	**10%**		3,295	10%		2,988

Sales and marketing expense categories increased by 12% in 2008 and by 17% in 2007 as compared with the prior year. As a percentage of sales, sales and marketing expense declined to 20% in 2008 but was unchanged in 2007 when compared to 2006. Management plans to continue to expand the Company's sales and marketing efforts both domestically and internationally in the future and currently expects related expenses to remain between 20% and 22% expressed as a percentage of sales.

General and administrative expenses increased by 17% in 2008 and by 25% in 2007. These expenses have remained between 10% and 11% over the past three fiscal years. Increases in 2008 resulted primarily from the acquisitions as well as due to increased levels of operations. Increases in 2007 were related to increase levels of operations, litigation costs surrounding the Company's detectable needle patents and added amortization related to business acquired.

Research and development expenses increased by 10% in 2008 and 2007 in comparison with 2007 and 2006. As a percentage of revenue these expenses were 4% in each of the years ended May 31, 2008, 2007 and 2006, respectively. Although some fluctuation in research and development expenses will occur, management expects research and development expenses to approximate 4% to 6% of revenues over time. These expenses approximate 8% to 10% of revenues from products and product lines that are supported by research and development. Certain Company products require relatively less in research and development expenses.

OPERATING INCOME

(dollars in thousands)		**2008**	**Increase**		2007	Increase		2006
Operating Income	**$**	**18,019**	**33%**	$	13,504	25%	$	10,805

During fiscal year 2008 and 2007, the Company's operating income increased by 33% and 25% as to compared to the respective prior year. As a percentage of revenues it was 18%, 16% and 15% in 2008, 2007 and 2006, respectively. The Company has been successful in improving its operating income in 2008 and 2007 from revenue growth from existing products and acquisitions and from control of manufacturing and distribution costs.

OTHER INCOME (NET)

(dollars in thousands)		**2008**	**Increase**		2007	Increase		2006
Other Income – Interest and Other (Net)	**$**	**479**	**29%**	$	371	706%	$	46

Other income increased by 29% in comparison with 2007 and increased by 706% in 2007 in comparison with 2006. Interest revenue and expense is a result of the Company's cash versus debt position in the periods. Investment earnings were $442,000 in 2008, $373,000 in fiscal 2007 and $80,000 in 2006. In 2006, the Company recognized grant income of $250,000 related to a grant from governmental units located in various states which offset interest expense on outstanding debt.

FEDERAL AND STATE INCOME TAXES

(dollars in thousands)		**2008**	**Increase**		2007	Increase		2006
Federal and State Income Taxes	**$**	**6,400**	**35%**	$	4,750	24%	$	3,822

Federal and state income tax rates used in the computation of income tax expense in the periods remained comparable to those in the prior year. Expressed as a percentage of income before tax, such rates were 35% in 2008, 34% in 2007 and 35% in 2006.

NET INCOME AND NET INCOME PER SHARE

(dollars in thousands)		**2008**	**Increase**		2007	Increase		2006
Net Income	**$**	**12,098**	**33%**	$	9,125	30%	$	7,029
Net Income Per Share – Basic	**$**	**.84**		$	.66		$	.57
Net Income Per Share – Diluted	**$**	**.81**		$	.64		$	.55

Net income increased by 33% in 2008 and 30% in 2007 in comparison with the prior year. As a percentage of revenue, net income was 12%, 11% and 10% in 2008, 2007 and 2006, respectively. All of the above factors contributed to the increase in net income.

FUTURE OPERATING RESULTS

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business in the future depends upon its ability to successfully implement various strategies, including:

- developing, manufacturing and marketing new products with new features and capabilities;
- expanding the Company's markets by fostering increased use of Company products by customers;
- maintaining gross and net operating margins in changing cost environments;
- strengthening sales and marketing activities outside of the U.S.;
- developing and implementing new technology development strategies; and
- identifying and completing acquisitions that enhance existing businesses or create new business areas.

FINANCIAL CONDITION AND LIQUIDITY

On May 31, 2008, the Company had $14,270,000 in cash and cash equivalents, working capital of $54,495,000 and stockholders' equity of $111,248,000. In addition to cash and security balances, a bank line with unused borrowings of $10,000,000 was available if necessary to support ongoing operations or to make acquisitions.

Cash and cash equivalents increased $846,000 during 2008. Cash provided from operations was $7,873,000 and stock option exercise proceeds provided an additional $5,060,000 of cash. Additions to property and equipment and other non-current assets used cash of $2,471,000 including expenditures on automated equipment used in the production of Food Safety diagnostic test kits.

Accounts receivable increased $4,470,000 or 30% when compared to May 31, 2007. This resulted from increased sales, as a result of organic sales growth and acquisitions and some lengthening of average days outstanding for certain international accounts. These accounts are being actively managed and no losses there on are currently expected. Days sales outstanding increased from 54 days at May 31, 2007 to 58 days at May 31, 2008.

Inventory levels increased 45% or $8,683,000 in 2008 as compared to 2007. The change in inventory came from increases related to higher levels of sales, inventory of acquired companies, to new product introductions in food safety, increases to help provide for inventory cost stability and to aid in assurance of supplies in tightening markets and overall effects of inflation on inventory values. The Company has maintained a strategy of shipping inventory to many of its customers on a same day basis. Sufficient levels of inventory are maintained to assure that this strategy can be achieved.

The company has no construction in progress and facilities are generally believed to be adequate to support existing operations in the short run.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations due by period:

		Total		Less than one year		1–3 years		3–5 years		More than 5 years
Long-Term Debt	$	–	$	–	$	–	$	–	$	–
Operating Leases		1,130,000		327,000		506,000		297,000		–
Unconditional Purchase Obligations		14,327,000		14,327,000		–		–		–
	$	**15,457,000**	$	14,654,000	$	506,000	$	297,000	$	–

Neogen has been profitable from operations for its last 61 quarters and has generated positive cash flow from operations during that period. However, the Company's current funds may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to or may choose to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its results of operations or financial position.

NEW ACCOUNTING PRONOUNCEMENTS

See discussion of any New Accounting Pronouncements in Note 1 to Consolidated Financial Statements.

May 31,	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	$ 14,270,000	$ 13,424,000
Accounts receivable, less allowance of $500,000 at May 31, 2008 and 2007	19,384,000	14,914,000
Inventories	27,799,000	19,116,000
Deferred income taxes	1,225,000	787,000
Prepaid expenses and other current assets	2,953,000	2,857,000
Total Current Assets	65,631,000	51,098,000
Property and Equipment		
Land and improvements	1,146,000	1,057,000
Buildings and improvements	10,735,000	10,196,000
Machinery and equipment	15,295,000	14,000,000
Furniture and fixtures	818,000	745,000
	27,994,000	25,998,000
Less accumulated depreciation	(11,105,000)	(9,596,000)
Net Property and Equipment	16,889,000	16,402,000
Other Assets		
Goodwill	30,617,000	24,448,000
Other non-amortizable intangible assets	3,435,000	3,181,000
Customer based intangibles, net of accumulated amortization of $1,988,000 and $1,215,000 at May 31, 2008 and 2007	6,139,000	6,182,000
Other non-current assets, net of accumulated amortization of $1,373,000 and $1,290,000 at May 31, 2008 and 2007	3,646,000	3,973,000
Total Other Assets	43,837,000	37,784,000
	$ 126,357,000	$ 105,284,000
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 6,505,000	$ 4,507,000
Accruals		
Compensation and benefits	2,025,000	1,737,000
Federal income taxes	302,000	1,377,000
Other	2,304,000	2,417,000
Total Current Liabilities	11,136,000	10,038,000
Deferred Income Taxes	2,329,000	1,441,000
Other Long-Term Liabilities	1,644,000	1,860,000
Total Liabilities	15,109,000	13,339,000
Stockholders' Equity		
Preferred stock, $1.00 par value - shares authorized 100,000; none issued and outstanding	–	–
Common stock, $0.16 par value - shares authorized 20,000,000; 14,518,277 and 14,020,806 shares issued and outstanding	2,323,000	2,243,000
Additional paid-in capital	58,789,000	51,699,000
Accumulated other comprehensive income	421,000	386,000
Retained earnings	49,715,000	37,617,000
Total Stockholders' Equity	111,248,000	91,945,000
	$ 126,357,000	$ 105,284,000

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF INCOME

Year Ended May 31	2008	2007	2006
Net Sales	**$ 102,418,000**	$ 86,138,000	$ 72,433,000
Cost of Goods Sold	**49,185,000**	41,575,000	35,427,000
Gross Margin	**53,233,000**	44,563,000	37,006,000
Operating Expenses			
Sales and marketing	**20,648,000**	18,463,000	15,799,000
General and administrative	**10,927,000**	9,301,000	7,414,000
Research and development	**3,639,000**	3,295,000	2,988,000
	35,214,000	31,059,000	26,201,000
Operating Income	**18,019,000**	13,504,000	10,805,000
Other Income (Expense)			
Interest income	**442,000**	373,000	80,000
Interest expense	**–**	(15,000)	(283,000)
Grant income and other	**37,000**	13,000	249,000
	479,000	371,000	46,000
Income Before Income Taxes	**18,498,000**	13,875,000	10,851,000
Income Taxes	**6,400,000**	4,750,000	3,822,000
Net Income	**$ 12,098,000**	$ 9,125,000	$ 7,029,000
Net Income Per Share			
Basic	**$ 0.84**	$ 0.66	$ 0.57
Diluted	**$ 0.81**	$ 0.64	$ 0.55

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Other[1]	Retained Earnings	Total Stockholders' Equity
Balance, June 1, 2005	12,220,517	$ 1,955,000	$ 33,069,000	$ 136,000	$ 21,463,000	$ 56,623,000
Exercise of options and warrants, net of share based compensation, including $328,000 income tax benefit	232,179	38,000	1,664,000			1,702,000
Issuance of shares under Employee Stock Purchase Plan	16,297	3,000	147,000			150,000
Repurchase of common stock	(3,057)	(2,000)	(27,000)			(29,000)
Comprehensive income:						
Net income for 2006					7,029,000	7,029,000
Foreign currency translation adjustments				(51,000)		(51,000)
Total comprehensive income						6,978,000
Balance, May 31, 2006	12,465,936	1,994,000	34,853,000	85,000	28,492,000	65,424,000
Issuance of Common Stock	975,000	156,000	12,838,000			12,994,000
Exercise of options and warrants, net of share based compensation, including $460,000 income tax benefit	565,586	90,000	3,825,000			3,915,000
Issuance of shares under Employee Stock Purchase Plan	14,284	3,000	183,000			186,000
Comprehensive income:						
Net income for 2007					9,125,000	9,125,000
Foreign currency translation adjustments				301,000		301,000
Total comprehensive income						9,426,000
Balance, May 31, 2007	14,020,806	2,243,000	51,699,000	386,000	37,617,000	91,945,000
Exercise of options and warrants, net of share based compensation, including $747,000 income tax benefit	482,960	78,000	6,865,000			6,943,000
Issuance of shares under Employee Stock Purchase Plan	14,511	2,000	225,000			227,000
Comprehensive income:						
Net income for 2008					12,098,000	12,098,000
Foreign currency translation adjustments				35,000		35,000
Total comprehensive income						12,133,000
Balance, May 31, 2008	**14,518,277**	**$ 2,323,000**	**$ 58,789,000**	**$ 421,000**	**$ 49,715,000**	**$111,248,000**

See accompanying notes to consolidated financial statements.

[1] Other represents accumulated other comprehensive income.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended May 31	2008	2007	2006
Cash Flows From Operating Activities			
Net income	**$ 12,098,000**	$ 9,125,000	$ 7,029,000
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation and amortization	**3,516,000**	2,840,000	2,417,000
Deferred income taxes	**450,000**	813,000	485,000
Share based compensation	**1,892,000**	1,293,000	1,240,000
Excess income tax benefit from the exercise of stock options	**(747,000)**	(460,000)	(328,000)
Other	**253,000**	367,000	–
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	**(3,869,000)**	(1,798,000)	(1,346,000)
Inventories	**(6,364,000)**	(1,490,000)	(671,000)
Prepaid expenses and other current assets	**(122,000)**	(553,000)	(930,000)
Accounts payable	**1,666,000**	1,675,000	90,000
Accruals and other changes	**(900,000)**	(1,654,000)	3,573,000
Net Cash From Operating Activities	**7,873,000**	10,158,000	11,559,000
Cash Flows Used In Investing Activities			
Purchases of property, equipment and other noncurrent assets	**(2,471,000)**	(4,704,000)	(2,692,000)
Business and product line acquisitions, net of cash acquired	**(10,147,000)**	–	(20,658,000)
Net Cash Used In Investing Activities	**(12,618,000)**	(4,704,000)	(23,350,000)
Cash Flows From (Used In) Financing Activities			
Net proceeds from issuance of common stock	**–**	12,994,000	–
Exercise of options	**5,060,000**	2,441,000	1,524,000
Repurchase of common stock	**–**	–	(29,000)
Proceeds from long-term debt	**–**	–	14,640,000
Payments on long-term debt	**–**	(9,955,000)	(4,685,000)
Excess income tax benefit from the exercise of stock options	**747,000**	460,000	328,000
Increase (Decrease) in other long-term liabilities	**(216,000)**	71,000	–
Net Cash from Financing Activities	**5,591,000**	6,011,000	11,778,000
Net Increase (Decrease) In Cash	**846,000**	11,465,000	(13,000)
Cash and cash equivalents at beginning of year	**13,424,000**	1,959,000	1,972,000
Cash and cash equivalents at end of year	**$ 14,270,000**	$ 13,424,000	$ 1,959,000
Supplemental Cash Flow Information			
Income taxes paid, net of refunds	**$ 7,475,000**	$ 3,295,000	$ 1,194,000
Interest paid	**$ –**	$ 15,000	$ 283,000

See accompanying notes to consolidated financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Neogen Corporation develops, manufactures, and sells a diverse line of products dedicated to food safety testing and animal health applications.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation and its subsidiaries all of which are wholly owned (collectively, the Company).

All intercompany accounts and transactions have been eliminated in consolidation.

Equity accounts have been adjusted to reflect 3-for-2 stock split as of the August 17, 2007 record date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income represents net income and any revenues, expenses, gains and losses that, under U.S. generally accepted accounting principles, are excluded from net income and recognized directly as a component of stockholders' equity. Accumulated other comprehensive income consists solely of foreign currency translation adjustments.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. Only one customer accounted for more than 10% of accounts receivable at May 31, 2008 and 2007. As May 31, 2008 and 2007 the balance due from the customer was $2,536,000 or 12.8% and $1,312,000 and 8.5% respectively of the total of all outstanding accounts receivables.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including accounts receivable, accounts payable, and accrued expenses approximate fair value based on either their short maturity or current terms for similar instruments.

Cash and Cash Equivalents

Cash and cash equivalents are used to support current operations and may be invested to take advantage of short-term investment opportunities. The Company invests in only high quality, short-term investments with original maturity dates of less than 90 days. These securities are considered to be available-for-sale marketable securities. However, there were no significant differences between cost and estimated fair market value at May 31, 2008 and 2007. Additionally, since investments are short-term and carried to maturity, there were no realized gains and losses in 2008, 2007 or 2006. Cash equivalents included short term high grade commercial paper and certificates of deposit and amounted to $12,185,000 and $11,408,000 at May 31, 2008 and 2007, respectively.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories were as follows:

	2008	2007
Raw materials	**$ 10,278,000**	$ 7,884,000
Work-in-process	**598,000**	390,000
Finished goods	**16,923,000**	10,842,000
	$ 27,799,000	$ 19,116,000

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which are generally seven to thirty-nine years for buildings and improvements and three to five years for furniture, machinery and equipment. Depreciation expense was $2,360,000, $1,901,000 and $1,779,000 in 2008, 2007 and 2006, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets include customer relationships' trademarks, licenses, trade names and patents. Amortizable intangible assets are amortized on either an accelerated or a straight-line basis over five to twenty years. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are deemed to be less than fair value based upon a discounted cash flow analysis, such assets are reduced to their estimated fair value.

Long-lived Assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Impairment is first evaluated by comparing the carrying value of the long-lived assets to undiscounted future cash flows over the remaining useful life of the assets. If the undiscounted cash flows are less than the carrying value of the assets, the fair value of the long-lived assets is determined, and if lower than the carrying value, impairment is recognized.

Reclassification

Certain amounts in the 2007 and 2006 financial statements have been reclassified to conform to the 2008 presentation.

Stock Options

At May 31, 2008, the Company had stock option plans, which are described more fully in Note 4. Effective June 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (revised), Share-Based Payment.

The weighted-average fair value per share of options granted during 2008, 2007 and 2006, estimated on the date of grant using the Black-Scholes option pricing model, was $6.91, $5.69 and $4.25, respectively. The fair value of options granted was estimated using the following weighted-average assumptions:

	2008	2007	2006
Risk-free interest rate	**4.6%**	4.7%	4.9%
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**34.2%**	46.5%	44.5%
Expected option life	**4.0 years**	4.0 years	4.0 years

The risk-free interest rate for periods within the expected life of options granted is based on the United States Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options granted are expected to be outstanding, is based on historical option exercise and employee termination data. The Company recognizes the cost of stock options using the straight-line method over their vesting periods.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which generally is at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Shipping and Handling Costs

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as sales, while the related expenses incurred by the Company are recorded in sales and marketing expense and totaled $3,888,000, $3,426,000 and $3,223,000 in 2008, 2007 and 2006, respectively.

Research and Development

Research and development expenditures are charged to operations as incurred and amounted to approximately $3,600,000, $3,300,000 and $3,000,000 in 2008, 2007 and 2006, respectively.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense represents the change in net deferred income tax assets and liabilities during the year.

No provision has been made for United States federal income taxes that may result from future remittances of the undistributed earnings of Neogen Europe, Ltd. because it is expected that such earnings will be reinvested overseas indefinitely.

Advertising Costs

Advertising costs are expensed as incurred and totaled $424,000, $393,000 and $364,000 in 2008, 2007, 2006, respectively.

Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding. The Company's dilutive potential common shares outstanding during the years result entirely from dilutive stock options and warrants. The following table presents the net income per share calculations:

Year ended May 31,	**2008**	2007	2006
Numerator for basic and diluted net income per share			
Net income	**$ 12,098,000**	$ 9,125,000	$ 7,029,000
Denominator			
Denominator for basic net income per share weighted average shares	**14,474,000**	13,791,000	12,370,000
Effect of dilutive stock options and warrants	**525,000**	370,500	315,000
Denominator for diluted net income per share	**14,999,000**	14,161,500	12,685,000
Net income per share			
Basic	**$ .84**	$ .66	$ .57
Diluted	**$ .81**	$ .64	$ .55

In 2006, approximately 150,000 options were excluded from the computations of net income per share as the result of option prices exceeding the average market price of the common shares. No options were excluded in 2007 or 2008.

New Accounting Pronouncements

In December 2007, SFAS No. 141 "Business Combinations (revised 2007)" (SFAS 141(R)) was issued. The revision is intended to converge rulemaking and reporting under U.S. Generally Accepted Accounting Principles (GAAP) with international accounting rules. SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements" an amendment of ARB No. 51 (SFAS 160) was also issued. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between and entity and noncontrolling interests. The Company is required to adopt the provisions of both SFAS 141 (R) and SFAS 160 simultaneously at the beginning of fiscal 2010. Earlier adoption is prohibited. The Company is currently evaluating the provisions of these pronouncements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair value market value. SFAS 157 also expands financial statement disclosure requirements about a company's use of fair value measurements, including the effect of such measures on earnings. The Company is required to adopt this new accounting guidance at the beginning of fiscal 2009. In November 2007, the FASB deferred the effective date until fiscal 2010 for nonfinancial assets and liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. While the Company is currently evaluating the provisions of SFAS 157, the adoption is not expected to have a material impact on its consolidated financial statements.

In 2008 the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This Statement requires enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand a company's use of derivative instruments and their effect on a company's financial position, financial performance, and cash flows. This Statement is effective for the Company beginning on June 1, 2009. The Company is currently evaluating its impact.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that the Company evaluate these intangibles for impairment on an annual basis. Management has completed the required annual impairment tests of goodwill and intangible assets with indefinite lives as prescribed by SFAS 142 as of the first day of the fourth quarter of 2008 and determined that recorded amounts were not impaired and that no write-down was necessary.

The following table summarizes goodwill by business segment:

	Food Safety	Animal Safety
Balance, June 1, 2006	$ 16,886,000	$ 12,051,000
Goodwill acquisition valuation adjustments	(4,489,000)	-
Balance, May 31, 2007	12,397,000	12,051,000
Goodwill acquired	4,000	6,165,000
Balance, May 31, 2008	**$ 12,401,000**	**$ 18,216,000**

Non-amortizable intangible assets include licenses of $370,000, trademarks of $1,841,000, and customer relationship intangibles of $1,224,000 at May 31, 2008.

Other amortizable intangible assets consisted of the following and are included in customer based intangible and other noncurrent assets within the consolidated balance sheets:

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 1,117,000	$ 482,000	$ 635,000
Covenants not to compete	260,000	249,000	11,000
Patents	2,622,000	559,000	2,063,000
Customer relationship intangibles	7,397,000	1,215,000	6,182,000
Balance, May 31, 2007	$ 11,396,000	$ 2,505,000	$ 8,891,000
Licenses	1,101,000	525,000	576,000
Covenants not to compete	95,000	63,000	32,000
Patents	3,007,000	785,000	2,222,000
Customer relationship intangibles	8,127,000	1,988,000	6,139,000
Balance, May 31, 2008	$ 12,330,000	$ 3,361,000	$ 8,969,000

Amortization expense for other intangibles totaled $1,156,000, $939,000 and $638,000 in 2008, 2007 and 2006, respectively. The estimated amortization expense for each of the five succeeding years is as follows: $1,219,000 in 2009, $ 1,136,000 in 2010, $1,080,000 in 2011, $1,028,000 in 2012, and $976,000 in 2013. The other amortizable intangible assets useful lives are 5 to 20 years for licenses, 5 years for covenants not to compete, 5 to 17 years for patents, and 12 to 20 years for customer relationship intangibles.

2. BUSINESS AND PRODUCT LINE ACQUISITIONS

The Consolidated Statements of Income reflect the results of operations for business and product line acquisitions since the respective dates of purchase. All are accounted for using the purchase method.

On August 24, 2007, Neogen Corporation purchased the operating assets of Brandon, South Dakota based Kane Enterprises, Inc. Consideration for the purchase, including additional net current assets of $800,000 and subject to certain post closing adjustments, consisted of $6,600,000 of cash. The allocation of the purchase price consisted of $600,000 in accounts receivables, $1,775,000 in inventory, $55,000 in fixed assets, $4,350,000 in goodwill and other intangible assets and $180,000 in assumed liabilities. The acquisition has been integrated into the Lexington, Kentucky operations and is a strong synergistic fit with the Company's Animal Safety product line.

On December 3, 2007, Neogen Corporation purchased the operating assets of Winnipeg, Manitoba based Rivard Instruments Inc., a manufacturer of veterinary instruments. Consideration for the purchase was cash of $3,469,000. The preliminary allocation of the purchase price consisted of $468,000 in inventory, $5,000 in fixed assets, $2,996,000 in goodwill and other intangible assets. The acquisition has been integrated into the Lexington, Kentucky operations and is a strong synergistic fit with the Company's Animal Safety product line.

On February 17, 2006, Neogen Corporation purchased the common stock of Centrus International, Inc., a wholly owned subsidiary of Eastman Chemical Company, of Kingsport, Tennessee. Consideration consisted of $3,300,000 in cash. The allocation of the purchase price included accounts receivable of $280,000, inventory of $270,000, fixed assets of $180,000, $860,000 of goodwill and $1,740,000 of other intangibles. Other intangibles include $1,640,000 of amortizable assets (customer based intangible and acquired patents) that have been assigned thirteen to fifteen year lives and deferred tax assets of $300,000 related to net operating loss carry forwards and assumed liabilities of $330,000. Centrus produces Soleris, a user-friendly, rapid optical testing system that accurately detects microbial contamination and represents a synergistic fit with Neogen's Food Safety solutions. Centrus unaudited sales in the 12 month period ended December 31, 2005 (prior to the acquisition) were $2,800,000. Intangible assets in this transaction are not expected to be deducted for tax purposes as amortized. During fiscal 2007 the Company completed the allocation of the purchase price to the individual assets acquired and liabilities assumed, of Centrus International, Inc. which resulted in an increase of $104,000 and $1,641,000 to other nonamortizable assets, respectively on the consolidated balance sheet and a decrease of $1,720,000 to goodwill compared to amounts reported as of May 31, 2006. The goodwill, along with other assets and liabilities of Centrus International, Inc., are included in the Company's Food Safety segment.

On December 19, 2005, Neogen Corporation purchased certain assets of the dairy antibiotics business of UCB FD Bioproducts, a division of Belgium based UCB Group. Consideration for the sale, including transaction costs of $500,000, was $17,100,000 in cash, and post closing adjustments. The allocation of the purchase price, included $1,000,000 of accounts receivable, $2,900,000 of inventory, $1,200,000 of fixed assets, $4,600,000 of goodwill and $7,400,000 of other intangibles. Other intangibles include $6,400,000 of amortizable assets (distributor agreement and acquired patents) that have been assigned nine to eleven year lives. The dairy antibiotic business is believed to be a strong synergistic fit into Neogen's overall strategy of providing food and animal safety solutions. Intangible assets in this transaction are expected to be deducted for tax purposes as amortized. During the third quarter of fiscal 2007 the Company completed the allocation of the purchase price to the individual assets acquired and liabilities assumed, of UCB FD Bioproducts, which resulted in an increase of $1,000,000 and $1,950,000 to other nonamortizable assets and other non-current assets, respectively on the consolidated balance sheet and a decrease of $2,786,000 to goodwill compared to amounts reported as of May 31, 2006. The goodwill, along with the other assets and liabilities of UCB FD Bioproducts, are included in the Company's Food Safety segment.

3. LONG-TERM DEBT

The Company has a financing agreement with a bank (nothing drawn at May 31, 2008) providing for an unsecured revolving line of credit of $10,000,000 that matures on December 1, 2009. Interest is at LIBOR plus 95 basis points (rate under the terms of the agreement was 3.46% at May 31, 2008), or Prime less 100 basis points (4.0% at May 31, 2008) at the Company's option. Financial covenants include maintaining specified funded debt to EBITDA and debt service ratios as well as specified levels of tangible net worth, all of which are complied with at May 31, 2008.

4. EQUITY COMPENSATION PLANS

Qualified and non-qualified options to purchase shares of common stock may be granted to directors, officers and employees of the Company at an exercise price of not less than the fair market value of the stock on the date of grant under the terms of the Company's stock option plans. The number of shares initially authorized for issuance under the plans is 5,074,219. Remaining shares available for grant under stock option plans were 983,000, 599,000 and 804,000 at May 31, 2008, 2007 and 2006, respectively. Options vest over periods ranging from three to five years and option terms are generally five years.

The following is a summary of stock option plan activity:

	Shares	Weighted-Average Exercise Price
Outstanding at June 1, 2005 (683,598 exercisable)	1,828,679	$ 8.21
Granted	303,375	12.27
Exercised	(258,855)	4.77
Forfeited	(31,041)	11.15
Outstanding at May 31, 2006 (867,947 exercisable)	1,842,158	9.35
Granted	322,500	13.53
Exercised	(636,018)	7.28
Forfeited	(14,939)	9.43
Outstanding at May 31, 2007 (688,011 exercisable)	1,513,701	11.10
Granted	389,756	20.54
Exercised	(473,189)	9.02
Forfeited	(20,791)	14.03
Outstanding at May 31, 2008 (517,983 exercisable)	**1,409,477**	**$ 14.36**

The following is a summary of stock options outstanding at May 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 2.51–5.01	11,020	1.84	$ 3.55	11,020	$ 3.55
5.02–7.52	26,673	3.79	6.95	26,673	6.95
10.03–12.53	573,176	3.17	11.34	336,491	11.00
12.54–15.04	412,602	4.01	13.56	143,799	13.59
20.06–22.56	369,006	4.44	20.33	–	–
25.07	17,000	9.37	25.07	–	–
$ 2.51–25.07	1,409,477	3.83	$ 14.36	517,983	$ 11.35

The weighted-average exercise price of shares that were exercisable at May 31, 2007 and 2006 was $9.72 and $7.88, respectively.

The aggregate intrinsic value of options outstanding and options exercisable was $7,900,000 and $5,500,000 at May 31, 2006, $10,826,000 and $5,869,000 at May 31, 2007 and $16,879,000 and $7,762,000 at May 31, 2008. The aggregate intrinsic value of options exercised during the year was $1,987,000 in FY 2006 and $6,547,000 in FY 2007 and $6,783,000 in FY 2008. Remaining compensation cost for non-vested shares was $2,274,000 at May 31, 2008.

The following table summarizes warrant activity with non-employees that are expensed at fair value upon grant. All warrants are exercisable for common stock of the Company and expire through 2012.

	Shares	Weighted-Average Exercise Price
Outstanding warrants at June 1, 2005	72,938	$ 8.77
Warrants exercised during the year	(5,625)	3.67
Warrants granted during the year	16,500	11.74
Warrants forfeited during the year	(1,875)	3.67
Outstanding warrants at May 31, 2006	81,938	9.69
Warrants exercised during the year	(9,375)	6.99
Warrants granted during the year	12,000	13.53
Warrants forfeited during the year	(3,750)	9.43
Outstanding warrants at May 31, 2007	80,813	10.58
Warrants exercised during the year	(26,813)	8.14
Warrants granted during the year	–	–
Warrants forfeited during the year	–	–
Outstanding warrants at May 31, 2008	**54,000**	**$ 11.79**

Common stock totaling 100,000 shares is reserved for issuance under the terms of the 2002 Employee Stock Purchase Plan. The plan gives eligible employees the option to purchase common stock (total purchases in any year are limited to 10% of compensations) at 95% of the lower of the market value of the stock at the beginning or end of each participation period. Shares purchased by employees were 14,511, 9,523 and 10,865 in 2008, 2007 and 2006, respectively.

5. INCOME TAXES

The provision for income taxes consisted of the following:

Year ended May 31,	**2008**	2007	2006
Current:			
U.S. Federal and foreign	**$ 5,600,000**	$ 3,989,000$	3,217,000
State	**350,000**	(52,000)	296,000
Deferred	**450,000**	813,000	309,000
	$ 6,400,000	$ 4,750,000	$ 3,822,000

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

May 31,	**2008**	2007
Deferred income tax liabilities		
Depreciation and amortization	**$ (3,066,000)**	$ (2,339,000)
Intangible assets and other	**927,000**	526,000
	(2,139,000)	(1,813,000)
Deferred income tax assets		
Inventories and accounts receivable	**735,000**	859,000
Acquired net operating loss carry forward	**300,000**	300,000
	1,035,000	1,159,000
Net deferred income tax liabilities	**$ (1,104,000)**	$ (654,000)

Net operating loss carry forward resulting in a deferred tax asset of $300,000 will expire in 2019.

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Year ended May 31,	**2008**	2007	2006
Tax at U.S. statutory rates	**$ 6,374,000**	$ 4,756,000	$ 3,698,000
Tax credits and other	**(194,000)**	28,000	(68,000)
Provisions for state income taxes, net of federal benefit	**220,000**	(34,000)	192,000
	$ 6,400,000	$ 4,750,000	$ 3,822,000

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), on June 1, 2007. The adoption of FIN 48 had no significant affect on the financial statements. The Company has no significant accrual for unrecognized tax benefits at May 31, 2008. Should the accrual of any interest of penalties relative to unrecognized tax benefits be necessary, such accruals will be reflected within income tax accounts. For the majority of tax jurisdictions, the Company is no longer subject to U.S. federal, state and local or non U.S. income tax examinations by tax authorities for fiscal years before 2006.

6. COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs when such costs are determined to be probable and estimable. Remaining anticipated cost of remediation through 2024 have been discounted at 4% and recorded within other long term liabilities in the consolidated balance sheet at its net present value of $858,000 at May 31, 2008. Estimated payments over the succeeding five years are $90,000 annually, with $1,080,000 due thereafter.

The Company has agreements with unrelated third parties that provide for the payment of royalties on the sale of certain products. Royalty expense under the terms of these agreements for was $1,231,000, $1,124,000 and $911,000 for 2008, 2007 and 2006, respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 2008, 2007 and 2006 was $326,000, $346,000 and $239,000, respectively. Future minimum rental payments for these leases over the remaining terms are as follows: 2009 - $327,000; 2010 - $282,000; 2011 - $224,000; 2012 - $172,000 and 2013 - $125,000.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its future results of operations or financial position.

7. DEFINED CONTRIBUTION BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to 15% of compensation, with the Company matching 100% of the first 3% deferred and 50% of the next 2% deferred. The Company's expense under this plan was $476,000, $409,000 and $348,000 in 2008, 2007 and 2006, respectively.

8. SEGMENT INFORMATION

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment produces and markets diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the production and marketing of products dedicated to animal health, including a complete line of consumable products marketed to veterinarians and animal health product distributors. Additionally, the Animal Safety segment produces and markets a line of rodenticides to assist in the control of rats and mice in and around agricultural, food production and other facilities.

These segments are managed separately because they represent strategic business units that offer different products and require different marketing strategies. The Company evaluates performance based on total sales and operating income of the respective segments. The accounting policies of the segments are the same as those described in Note 1.

Segment information is as follows:

2008	Food Safety	Animal Safety	Corporate and Eliminations [1]	Total
Net sales to external customers	**$ 57,664,000**	**$ 44,754,000**	**$ –**	**$ 102,418,000**
Operating income	**14,245,000**	**4,972,000**	**(1,198,000)**	**18,019,000**
Depreciation and amortization	**2,495,000**	**1,021,000**	**–**	**3,516,000**
Interest income	**–**	**–**	**442,000**	**442,000**
Interest expense	**–**	**–**	**–**	**–**
Income taxes	**5,060,000**	**1,766,000**	**(426,000)**	**6,400,000**
Total assets	**60,951,000**	**52,236,000**	**13,170,000**	**126,357,000**
Expenditures for long-lived assets	**1,850,000**	**621,000**	**–**	**2,471,000**
2007				
Net sales to external customers	$ 47,165,000	$ 38,973,000	$ –	$ 86,138,000
Operating income	9,619,000	4,845,000	(960,000)	13,504,000
Depreciation and amortization	1,952,000	888,000	–	2,840,000
Interest income	–	–	373,000	373,000
Interest expense	–	–	15,000	15,000
Income taxes	3,383,000	1,704,000	(337,000)	4,750,000
Total assets	55,426,000	39,104,000	10,754,000	105,284,000
Expenditures for long-lived assets	3,692,000	1,012,000	–	4,704,000
2006				
Net sales to external customers	$ 34,922,000	$ 37,511,000	$ –	$ 72,433,000
Operating income	6,753,000	6,083,000	(2,031,000)	10,805,000
Depreciation and amortization	1,593,000	824,000	–	2,417,000
Interest income	–	–	80,000	80,000
Interest expense	–	–	283,000	283,000
Income taxes	2,369,000	2,134,000	(681,000)	3,822,000
Total assets	52,869,000	35,970,000	(549,000)	88,290,000
Expenditures for long-lived assets	2,049,000	643,000	–	2,692,000

[1] Includes corporate assets, consisting of marketable securities, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions and minority interests.

Sales to customers outside the United States amounted to $39,333,000 or 38% of consolidated sales in 2008 and $32,727,000 or 38% of consolidated sales in 2007, $20,750,000 or 29% in 2006 and were derived primarily in the geographic areas of South and Central America, Canada, Asia and Europe. Revenues from one Food Safety distributor customer were 11.9% in 2008 and 11.8% in 2007 of total revenues. No other customer represented revenues in excess of 10% of consolidated net sales.

9. GOVERNMENT GRANT

The Company received a $500,000 grant from Ingham County in fiscal 2005 that was restricted for the purchase of machinery and equipment at its location in Lansing, Michigan. The grant was repayable in cash plus interest to the extent not offset by allowances for new employees hired in Lansing over a period of 6 years. Grant monies received from the County for eligible purchases were initially recognized as a long-term liability. The liability is reduced and other income was recognized for the allowances granted as eligible new employees were hired. The Company recognized other income of $250,000 in 2006 related to the grant. As the grant was completed, no income was recognized in 2008 or in 2007.

10. STOCK REPURCHASE

The Company's Board of Directors has authorized the purchase of up to 1,250,000 shares of the Company's common stock. As of May 31, 2006, 892,885 cumulative shares had been purchased in negotiated and open market transactions for a total price, including commissions, of approximately $5,226,000. There were no purchases in 2008 or 2007. Shares purchased under this buy-back program were retired.

11. SUBSEQUENT EVENTS

On June 3, 2008, Neogen Corporation formed a new subsidiary in Mexico jointly with its long-time distributor, headquartered in Mexico City. The new company will distribute the Company's Food Safety and Animal Safety products throughout Mexico.

On July 1, 2008, Neogen Corporation purchased 14 different product formulations from DuPont Animal Health Solutions. The products are used for animal health and hygiene applications and are expected to be a synergistic fit for the existing Animal Safety product lines. Total consideration for this purchase was $7,000,000. Under certain circumstances related to future sales levels additional consideration of up to $5,000,000 may be paid.

12. SUMMARY OF QUARTERLY DATA (UNAUDITED)

	Quarter Ended			
	August 2006	November 2006	February 2007	May 2007
	In thousands, except per share data			
Net sales	$ 20,220	$ 22,189	$ 21,054	$ 22,675
Gross margin	10,320	11,709	10,950	11,584
Net income	2,406	2,426	1,990	2,303
Basic net income per share [1]	.18	.18	.14	.16
Diluted net income per share [1]	.17	.17	.14	.16

	Quarter Ended			
	August 2007	**November 2007**	**February 2008**	**May 2008**
	In thousands, except per share data			
Net sales	**$ 22,909**	**$ 27,210**	**$ 25,180**	**$ 27,119**
Gross margin	**12,297**	**14,171**	**12,663**	**14,102**
Net income	**3,011**	**3,254**	**2,658**	**3,175**
Basic net income per share [1]	**.21**	**.23**	**.19**	**.22**
Diluted net income per share [1]	**.21**	**.22**	**.18**	**.21**

[1] Net income per share has been adjusted to reflect 3-for-2 stock split as of August 17, 2007.

Quarterly net income per share is based on weighted-average shares outstanding and potentially dilutive stock options and warrants for the specific period, and as a result, will not necessarily aggregate to total net income per share as computed for the year as disclosed in the consolidated statements of income.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Neogen Corporation,

The management of Neogen Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Neogen Corporation's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Neogen Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2008 under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on that assessment, management believes that, as of May 31, 2008 the Company's internal control over financial reporting is effective.

James L. Herbert
Chairman & CEO

Richard R. Current
Vice President & CFO

August 1, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Neogen Corporation,

We have audited Neogen Corporation's internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Neogen Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Neogen Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Neogen Corporation as of May 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2008, and our report dated August 12, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Grand Rapids, Michigan
August 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Board of Directors and Stockholders of Neogen Corporation,

We have audited the accompanying consolidated balance sheets of Neogen Corporation and subsidiaries (the Company) as of May 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neogen Corporation and subsidiaries at May 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company adopted the Financial Accounting Standards Board statement No. 123 (R), Share-Based Payment following the modified retrospective method. As a result, prior year financial statements have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Neogen Corporation's internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids, Michigan
August 12, 2008

Comparison of Five Year Cumulative Total Return*
Among Neogen Corporation, The NASDAQ Composite Index,
and The NASDAQ Medical Equipment Index


$350
300
250
200
150
100
50
0
5/03
5/04
5/05
5/06
5/07
5/08
Neogen Corporation
NASDAQ Composite
NASDAQ Medical Equipment

*$100 invested on 5/31/03 in stock or index, including reinvestment of dividends. Fiscal year ending May 31.

	5/03	5/04	5/05	5/06	5/07	5/08
Neogen Corporation	$ 100.00	$ 118.84	$ 108.71	$ 153.15	$ 205.56	$ 296.62
NASDAQ Composite	100.00	126.84	132.55	142.34	171.47	165.82
NASDAQ Medical Equipment	100.00	143.86	156.39	173.03	199.29	198.31

The stock price performance included in this graph is not indicative of future stock price performance.

STOCK PROFILE ACTIVITY

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 2008, there were approximately 700 stockholders of record of Common Stock that management believes represents a total of approximately 5,700 beneficial holders.

Year Ended		**High**	**Low**
May 31, 2007	First Quarter	$ 14.00	$ 11.65
	Second Quarter	14.73	12.68
	Third Quarter	15.73	12.85
	Fourth Quarter	18.33	14.13
May 31, 2008	First Quarter	22.12	17.24
	Second Quarter	27.93	20.20
	Third Quarter	28.50	20.35
	Fourth Quarter	**$ 27.99**	**$ 23.89**

OFFICERS

James L. Herbert
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
President
Chief Operating Officer

Richard R. Current
Vice President
Chief Financial Officer & Secretary

Edward L. Bradley
Vice President, Food Safety

Kenneth V. Kodilla
Vice President
Manufacturing

Joseph M. Madden, Ph.D.
Vice President
Scientific Affairs

Anthony E. Maltese
Vice President
Corporate Development

Terri A. Morrical
Vice President
Animal Safety

Mark A. Mozola, Ph.D.
Vice President
Research and Development

Paul S. Satoh, Ph.D.
Vice President
Basic and Exploratory Research

DIRECTORS

James L. Herbert
Neogen Corporation
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
Neogen Corporation
President
Chief Operating Officer

Robert M. Book
Agrivista, Inc.
President
Elanco Products Company
Former Vice President

A. Charles Fischer
Dow AgroSciences
Former President & CEO

Gordon E. Guyer, Ph.D.
Michigan State University
Former President

G. Bruce Papesh
Dart, Papesh & Co.
President

Jack C. Parnell
Kahn, Soares & Conway
U.S. Department of Agriculture
Former Deputy Secretary

Thomas H. Reed
Packerland Packing Company
Special Assistant to the President

Clayton K. Yeutter, Ph.D.
Hogan & Hartson, LLP
Senior Advisor, International Trade
Former Secretary
U.S. Department of Agriculture

LEGAL COUNCIL

Lowe Law Firm, P.C.
2375 Woodlake Drive
Suite 380
Okemos, MI 48864

Fraser Trebilcock Davis & Dunlap, P.C.
1000 Michigan National Tower
Lansing, MI 48933

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
Suite 1000
171 Monroe Avenue NW
Grand Rapids, MI 49503

FORM 10-K AND THE COMPANY'S CODE OF ETHICS

Copies of Form 10-K and the Company's Code of Ethics will be provided upon request without charge to persons directing their request to:

Neogen Corporation
Attention: Investor Relations
620 Lesher Place
Lansing, MI 48912

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219

ANNUAL MEETING

10:00 a.m.
October 9, 2008
University Club of Michigan State University
3435 Forest Road
Lansing, MI 48909

NE007-0808

NEOGEN®
CORPORATION

620 Lesher Place, Lansing, MI 48912
Phone: 517/372-9200 • Fax: 517/372-0108
Email: neogen-info@neogen.com
Web: www.neogen.com • NASDAQ: NEOG

END